

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
John Glen
Chief Financial Officer
Besra Gold, Inc.
Suite 500-10 King Street East
Toronto, Ontario, Canada, M5C 1C3

     Re: Besra Gold, Inc.
           Form 20-F for the Fiscal Year Ended June 30, 2013
           Filed September 18, 2013
           File No. 000-52324

Dear Mr. Glen:

     We issued comments to you on the above captioned filing on March 10, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 7, 2014.

     If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

     Please contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have any questions.

                              Sincerely,

                              /s/Tia L. Jenkins

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and
                              Mining